Exhibit 99.2

TITAN TRADING ANALYTICS INC.
Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7
Fax: (866) 665-5702

FOR IMMEDIATE RELEASE

TSX Venture Trading Symbol: TTA
NASD OTCBB Trading Symbol: TITAF

TITAN TRADING ANALYTICS INC. ANNOUNCES PRIVATE PLACEMENT CLOSING

November 19, 2012– Titan Trading Analytics Inc. (the “Corporation”) announced the closing of a non-brokered private placement of units (“Units”) which raised CDN $500,000. The Corporation will issue 50,000,000 Units at CDN $0.010 per Unit. Each Unit consists of one common share (“Common Share”) and one full common share purchase warrant (a “Warrant”). Each whole Warrant is exercisable into one Common Share for a price of $0.05 per Common Share during year one and $0.10 during year two following the date of closing.

The Common Shares and Warrants comprising the Units and the Common Shares issuable upon exercise of the Warrants are subject to a four (4) month restricted period which expires on March 19, 2013. Closing of the private placement is subject to TSX Venture Exchange approval on a Temporary Relief Program.

The net proceeds from the placement will be used to for working capital. Approximately $240,000 was used to fund past due operating expenses including administration expenses of $134,000, Operating expenses of $203,000, Interest and bank charges $23,000, Public Company Costs of $50,000, Payroll (excluding officers and directors) of $90,000. The private placement was approved by the Board of Directors.

About Titan

Titan Trading Analytics Inc. is a premier provider of behavioral trading research. Trade signals are distributed via a powerful financial analysis and electronic trading software platform which captures and analyzes real-time market tick data and identifies trade opportunities based on numerous historical patterns, identified by Titan’s Trade Recommendation Engine™ (TRE). Titan’s flagship product, TickAnalyst™, delivers trading signals to proprietary trading firms and hedge funds via a cutting edge browser-based interface. Titan’s internally developed products and services are at the forefront of the high growth global investment management and automated trading industry.

Forward-Looking Statements

Except for historical information contained herein, the matters set forth above may be forward-looking statements that involve certain risks and uncertainties that could cause actual results to differ from those in the forward-looking statements. Words such as "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to the Company or its management, identify forward-looking statements. Such forward-looking statements are based on the current beliefs of management, as well as assumptions made by and information currently available to management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors such as the financial crisis in the US, consumer spending, the amount of sales of the Company's products, the competitive environment within the industry, the ability of the Company to continue to expand its operations, the level of costs incurred in connection with the Company's expansion efforts, economic conditions in the industry and the financial strength of the Company's clients. The Company does not undertake any obligation to update such forward-looking statements. Investors are also directed to consider all other risks and uncertainties. Accordingly, readers should not place undue reliance on forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Titan Trading Analytics Inc.
Irene Midgley
780-973-6996
imidgley@titantrading.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.